BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In April following the election of the Board of Directors, BRF’s management initiated work on identifying opportunities for adding value to the Company. As a result, the Board has today approved the following measures:

1.   Review of the Administrative Structure

The Company’s Administrative Structure will be matricial and divided into: (i) five global areas responsible for the definition of policies and guidelines as follows: 1. Marketing and Innovation; 2. Finance, Administration and IR; 3. Human Resources; 4. Operations; 5. Integrated Planning and Management Control; and (ii) two areas accountable for the business regions in the Brazilian and international markets with a focus on the increase in Market Share and on the development and expansion of the business regions.

ORGANIZATIONAL STRUCTURE

The Executive Board with a term of office until the 2015 E/AGM will be made up as follows:

Chief Executive Officer:	Claudio Galeazzi

Chief Financial, Administration
and Investor Relations Officer:	Leopoldo Viriato Saboya

Executive Vice Presidents:

Ely David Mizrahi
Luiz Henrique Lissoni
Gilberto Orsato
Nilvo Mittanck
Hélio Rubens
Sylvia Leão

The Board has approved the appointment of Claudio Galeazzi to succeed José Antonio do Prado Fay who has been CEO of BRF since October 2008 and was responsible for implementing the highly successful merger of Sadia and Perdigão. Growth during Mr. Fay’s period as CEO (October 2008 to August 2013) is well known with an increase of 150% in sales revenue and 260% in total shareholder return. Mr. Fay will remain at the Company until the year-end focusing on special projects in overseas market operations.

The Board of Directors would like to take the opportunity of thanking Mr. Fay for his efficient performance and dedication particularly in implementing one of the largest mergers ever to be concluded in the Brazilian market. Special thanks should also go to the other executives who will not be staying with the Company but who have had a fundamental role in its development.

1.2. New Businesses Acceleration Program

Four working fronts have been constituted made up of Company executives and coordinated by the consultancy, Galeazzi & Associados. The principal opportunities for improvements that have been identified relate to the following processes:

1)   Generation of Demand: new Go-To-Market strategy; increase in sales productivity; improvement in management of those items with a short shelf life; optimization of product portfolio profitability; change in governance and in pricing intelligence.

2)   Planning:  acceleration in the capture of the benefits accruing from projects for operating improvements; logistical optimization; improvements in the production programming process; reduction in the complexity of distribution; reduction in finished products inventory; optimization of investments – focus on strategic assets.

3)   Support:  review of the scope of the administrative areas; review of the administrative, commercial and DC sites; analysis of general expenses and overheads.

4)   Source:  improvement in manufacturing and logistical productivity; review of the manufacturing footprint and consequently of the logistical network; optimization of logistics infrastructure and systems; optimization of procurement processes.

On the basis of initial data already known to management, the Company believes that the identified opportunities can be  gradually seized, impacting operating results, if achieved, in up to R$ 1.9 billion per year as from 2016. Investments of about R$ 800 million over the next three years will have to be approved if the expected results are to be achieved.

Company management points out that any estimate with relation to these opportunities is essentially contingent  on the success with which the identified processes are implemented as well as the approval of the associated investments and expenditure. In addition, our expectations are also conditional on factors over which the Company has no control, such as: changes in the market and the overall performance of the country, sector and the international markets. These estimates are therefore subject to eventual changes and may not be reached totally or partially.

São Paulo-SP, August 13, 2013

Abilio Diniz Chairman of the Board of Directors	Claudio Galeazzi Chief Executive Officer	Leopoldo Viriato Saboya Leopoldo Viriato Saboya Chief Financial, Administration and Investor Relations Officer